CHINA WIND SYSTEMS, INC.
No. 9 Yanyu Middle Road
Qianzhou Village, Huishan District, Wuxi City
Jiangsu Province, China

June 12, 2008

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549
Attention:  Brian Cascio, Branch Chief

Re:	China Wind Systems, Inc.
Registration Statement on Form S-1
File No. 333-149255

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), China Wind Systems, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 2:00 p.m., Eastern Time, on Friday, June 13, 2008, or as soon thereafter as possible.

We hereby acknowledge the following:

•	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CHINA WIND SYSTEMS, INC INC.

By: /s/ Adam Wasserman
Adam Wasserman, Chief Financial Officer